EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Announces First Quarter Business Results

OVERLAND PARK, Kan., April 22, 2015 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (Nasdaq:PARN), a fully integrated, commercial-stage pharmaceutical company focused on developing, manufacturing and marketing innovative animal health solutions, today announced business results for the first quarter 2015.

"In the first quarter of 2015, Parnell's commercial animal healthcare products generated significant sales growth, distinguished by a 189% increase in our U.S. Production Animal segment sales and 11% growth in our Companion Animal sales as compared to the same period in 2014. We also made excellent progress in the quarter in advancing our product development pipeline towards commercial and clinical development milestones," said Robert Joseph, President and Chief Executive Officer of Parnell Pharmaceuticals Holdings Ltd.

Unless otherwise specified, all amounts are presented in Australian Dollars (AUD).

Development Highlights

  In the first quarter, enrollment of dogs in the Pivotal Efficacy Clinical Trial for Zydax® continued. 300 dogs have now been enrolled and the study is expected to be completed in the second quarter with results announced shortly thereafter.
  The Company anticipates the completion of a Drug Master File, relating to the Active Pharmaceutical Ingredient (API) for Zydax®, for submission to the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) in Q2, 2015.
  With the completion of the Drug Master File, a filing of the full Chemistry and Manufacturing Controls submission to the FDA and EMA is expected in early Q3, 2015.
  Manufacturing of commercial supply for the new Glyde® Chews product range was completed in preparation for its imminent launch in the Australian market.  The Glyde® Chews product is expected to provide customers with an advanced and convenient option for improving canine joint health and providing relief from the painful symptoms of osteoarthritis.
  Parnell continued to advance development of its proprietary digital technologies, mySYNCH® and iKAM® and to expand its digital technology team to eight personnel. Parnell's innovative digital tools are designed to support and expand current and future sales of the company's reproductive hormones and osteoarthritis products and support the profitability of its customers' practices and businesses.

Corporate Highlights

  During the first quarter of 2015, Parnell expanded its production and companion animal sales team in Australia with the addition of four sales and marketing personnel and two new companion animal territories, in addition to a new production animal territory in New Zealand.
  The Company further expanded its U.S. production animal sales team with the addition of a new territory manager, which creates a second territory to address the  large dairy region of California.
  The Company is in final negotiations on principal terms for a non-dilutive debt transaction of approximately USD$11 million.
  Once completed, the debt funding will be used to establish a U.S. Companion Animal sales and marketing team consisting of 40 territory managers and 10 sales management and marketing personnel. It is expected that recruitment of this team will start during the second quarter in anticipation of the Glyde® Chews and iKAM® product launches in the U.S. in September 2015.
  Negotiations continued with multiple parties to acquire the rights to market Zydax® and Glyde® in Europe and Asia with a deal expected in the coming months.
  Parnell continues to assess multiple in-licensing opportunities, including several products that could be added to Parnell's near-to-market companion animal portfolio.

Operating Results (for the three-month period ended March 31, 2015)

Total revenues increased by 6% for the three months ended March 31, 2015, compared to the same period in 2014, with continued strong growth in our major markets.

Our operating segment performed as follows:

  Production Animal – U.S.: Sales for the three months ended March 31, 2015 increased by $0.7 million, or 189%, to $1.1 million, compared to the three months ended March 31, 2014. Strong growth in the first quarter of 2015 was primarily driven by continued success of sales staff deployed in market for the full quarter and the addition of new sales management executives in December 2014 who have had an immediate impact. Furthermore, sales in-market (sales from distributors to veterinarians and dairy producers) grew 57% in the first quarter, indicating that distributor inventories have now fully normalized.
  Production Animal – Rest of World (ROW): sales decreased by $0.9 million in the three months ended March 31, 2015, compared to the same period in 2014.  This decrease is driven by the timing of orders to our distribution and marketing partners outside of the U.S., Australia and New Zealand, which in 2014, occurred  in the first quarter but will fall in later quarters in 2015.
  Companion Animal product sales continued to grow in Australia seven years after launch with total companion sales growing 11% to $0.3 million, in the three-month period ended March 31, 2015, compared to the same period in 2014.
  We did not undertake contract manufacturing during Q1 2015 or Q1 2014. In 2015, we are focused on identifying revenue-generating opportunities that would commence in 2016, taking advantage of the currently estimated 75% available production capacity in our FDA-inspected sterile manufacturing facility.

Net Income for the three months ended March 31, 2015 was $0.1 million compared to a net loss of $6.4 million for the three months ended March 31, 2014. The increase in net income was primarily driven by management's re-assessment of provisions associated with supplier obligations and determination that the obligation no longer met the criteria of a provision during the first quarter of 2015, resulting in $2.6 million being recorded in other income. Additionally, revenues increased and we experienced favorable foreign exchange fluctuations. This was partially offset by increased costs associated with headcount added during the second half of 2014 following our IPO; increased investment in our product pipeline, commercial infrastructure in the U.S. and our Digital Technology development team during the first quarter of 2015; in addition to increased compliance costs associated with being a public company.

EPS for the three months ended March 31, 2015 was $0.004 compared to a loss per share of $0.78 in the same period of 2014, due partially to other income recorded in the first quarter of 2015.

As of March 31, 2015, Parnell had cash and cash equivalents of $10.6 million compared to $4.3 million as of March 31, 2014.  The largest expenditure of cash in the quarter was a one-time payment of $2.7 million to Lonza for development of the Zydax® API. Excluding this one-time payment, with increasing revenue generation and future cash receipts our underlying cash utilization should normalize in future periods.

Key Figures

	For the Three Months
	Ended March 31,
	2015	2014
	AUD$	AUD$

Revenue	1,547,548	1,456,970
Net Income/(Loss) Before Tax	50,669	(8,908,722)
Net Income/(Loss)	50,669	(6,377,195)
EPS (basic and diluted)	0.004	(0.78)
Cash and Cash Equivalents	10,555,507	4,284,188

Conference Call Information

Management will host a conference call on April 22, 2015 at 8:00 a.m. ET to discuss business performance for the first quarter.  Investors and analysts may access the conference call by dialing (877) 244-6184 (U.S./Canada) or (920) 663-6271 (International) and using the conference ID# 26322192.

A telephone replay will be available for one week following the call by dialing (855) 859-2056 (U.S./domestic) and (404) 537-3406 using the conference ID# 26322192.

About Parnell

Parnell (Nasdaq:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms - iKAM® and mySYNCH®. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals, while driving customers' operational efficiency and profitability. Parnell distinguishes itself in the industry by providing value-added solutions that position the Company as a true partner to their customers.

For more information on Parnell and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with our other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in the forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:

         Parnell Pharmaceuticals Holdings
         Robert Joseph
         Paul Benne
         913-274-2100
         info@parnell.com

         BCC Partners
         Karen L. Bergman, 650-575-1509
         kbergman@bccpartners.com
         Susan Pietropaolo, 845-638-6290
         spietropaolo@bccpartners.com